SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30524; File No. 812-13783]

Frank Russell Company, et al.; Notice of Application

May 17, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of the Application: Applicants, including an actively-managed open-end exchange

traded fund, request an order that would permit them to enter into and materially amend

subadvisory agreements without shareholder approval and would grant relief from certain

disclosure requirements.

Applicants: Frank Russell Company ("Russell"), Russell Investment Management Company

("RIMCo"), Russell Investment Company ("RIC"), Russell Investment Funds ("RIF"), and Russell

Exchange Traded Funds Trust ("RET", and together with RIC and RIF, the "Trusts") (collectively,

the "Applicants").

Filing Dates: The application was filed on June 9, 2010, and amended on November 22, 2010,

April 27, 2012, November 22, 2012, and March 15, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on June 11, 2013, and should

be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason

for the request, and the issues contested. Persons who wish to be notified of a hearing may request

notification by writing to the Commission's Secretary.

<u>Addresses</u>: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090. Applicants: 1301 Second Avenue, 18th Floor, Seattle,

Washington 98101.

<u>For Further Information Contact</u>: Barbara T. Heussler, Senior Counsel, at (202) 551-6990, or

Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Exemptive Applications Office).

<u>Supplementary Information</u>: The following is a summary of the application. The complete

application may be obtained via the Commission's Web site by searching for the file number, or an

applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling

(202) 551-8090.

<u>Applicants' Representations</u>:

      1.   RIC and RIF are organized as Massachusetts business trusts and are registered

under the Act as open-end management investment companies. RIC is comprised of forty-two

separate registered funds and RIF is comprised of ten separate registered funds, each with its own

investment objective, policies and restrictions. RET is organized as a Delaware statutory trust and

is registered under the Act as an open-end management investment company. RET is comprised of

one separate registered fund and twelve separate funds in registration, each with its own

investment objective, policies and restrictions.[1]

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[1] Applicants request relief with respect to existing or future series of the Trusts and any other existing or
future registered open-end management investment company or series thereof that: (a) is advised by
RIMCo or an entity controlling, controlled by, or under common control with RIMCo or its successors
(each such entity, together with RIMCo, an "Adviser"); (b) uses the manager-of-managers structure

2.　　RIMCo, a corporation organized under the laws of the State of Washington, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("Advisers Act"). RIMCo serves as the investment adviser of the Funds and RIMCo or another Adviser will serve as investment adviser to the future Funds, in each case pursuant to an investment advisory agreement with the Fund (each an "Advisory Agreement").[2] The Advisory Agreements have been approved (and future Advisory Agreements will be approved) by the applicable board of trustees of a Trust (the "Board"),[3] including a majority of the trustees who are not "interested persons," (as defined in section 2(a)(19) of the Act) of the applicable Trust, the applicable Fund, RIMCo or other Adviser, or any Money Manager (as defined below) (the "Independent Trustees") and by shareholders in the manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. With respect to new Funds offered in the future, the applicable Advisory Agreement will be approved by the Board and the initial shareholder of the Fund in the manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. Applicants are not seeking any exemptions from the provisions of the Act with respect to the Advisory Agreements.

3.　　Under the terms of an Advisory Agreement, and subject to the authority of the applicable Board, RIMCo will provide or oversee the provision of investment advisory and

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described in the application ("Managers of Managers Structure"); and (c) complies with the terms and conditions of the application (the "Funds" and each, individually, a "Fund"). Every existing registered open-end investment company that currently intends to rely on the requested order is named as an Applicant. For the purposes of the requested order, "successor" is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization. Every existing or future entity that intends to rely on the order in the future will do so only in accordance with the terms and conditions in the application. If the name of any Fund contains the name of a Money Manager (as defined below), the name of the Fund's Adviser, or a trademark or trade name that is owned or publicly used to identify that Adviser, will precede the name of the Money Manager.

[2] Other Advisers are or will be registered as investment advisers under the Advisers Act.

[3] The term "Board" also includes the board of trustees or directors of a future Fund, if different.

portfolio management services for a Fund, including the development of the investment program

for the Fund all in accordance with the investment objectives, policies and limitations of each such

Fund. For the advisory services it provides to the Funds, RIMCo receives the fee specified in the

Advisory Agreements from the Funds based on each Fund's average daily net assets. The

Advisory Agreement will permit the Adviser to: (a) select certain money managers that are not

Affiliated Money Managers[4] (each a "Discretionary Money Manager") to manage all or a portion

of the assets of the Funds pursuant to portfolio management agreements (each agreement with a

Money Manager (as defined below) a "Portfolio Management Agreement"); (b) select certain

money managers that are not Affiliated Money Managers (each a "Non-Discretionary Money

Manager" and together with the Discretionary Money Managers, the "Money Managers") to

provide model portfolios to an Adviser pursuant to a Portfolio Management Agreement, which

such Adviser would utilize in connection with the management of a Fund. Each Money Manager

to a Fund is, or will be, an "investment adviser" as defined in section 2(a)(20)(B) of the Act and

registered as an investment adviser under the Advisers Act unless not subject to such registration.

An Adviser will continuously supervise and monitor each Money Manager for adherence to its

specific strategy. An Adviser will evaluate Money Managers, allocate assets to Discretionary

Money Managers, implement the model portfolios of Non-Discretionary Money Managers,

oversee the Money Managers, and make recommendations about the hiring, termination and

replacement of Money Managers to the applicable Board, at all times subject to the authority of the

applicable Board. A Fund's Adviser will manage the portion of the Fund's assets that the Adviser

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[4] If an Adviser wishes to use money managers that would be "affiliated persons" (as defined in Section 2(a)(3) of the Act) of a Trust, the Funds or of any Adviser (other than by reason of serving as a Subadviser to the Funds) ("Affiliated Money Manager"), shareholder approval of the Portfolio Management Agreement with any Affiliated Money Manager will be obtained. The requested relief will not extend to Affiliated Money Managers.

determines not to allocate to one or more Discretionary Money Managers, including implementing

model portfolios of Non-Discretionary Money Managers. Assets not allocated to a Discretionary

Money Manager may also include a Fund's liquidity reserves and assets which may be managed

directly by the Adviser. The applicable Adviser will compensate each Money Manager out of the

fees that are paid to such Adviser under the Advisory Agreement.

4.   Applicants request an order to permit an Adviser, subject to the approval of the

applicable Board, including a majority of the Independent Trustees, to enter into and materially

amend Portfolio Management Agreements with Money Managers without shareholder approval.[5]

5.   Applicants also request an order exempting them from certain disclosure

requirements described below that may require the Funds to disclose fees paid by the Advisor to

the Money Managers. An exemption is requested to permit the Funds to disclose (as both a

dollar amount and as a percentage of each Fund's net assets) (i) the aggregate fees paid to an

Adviser and any Affiliated Money Managers, and (ii) the aggregate fees paid to Money

Managers (collectively, "Aggregate Fee Disclosure"). Any Fund that employs an Affiliated

Money Manager will provide separate disclosure of any fees paid to the Affiliated Money

Manager.

6.   Applicants state that the requested relief is no longer novel insofar as the

requested order seeks exemptions to include as Funds open-end investment companies, the

shares of which will be traded on the national securities exchanges, as defined in section 2(a)(26)

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[5] Pursuant to a prior order obtained by RIMCo, RIC, and RIF, RIMCo has entered into Portfolio
Management Agreements with certain Money Managers to provide investment advisory services to the
RIC and RIF Funds. The relief granted pursuant to the application would supersede the Prior Order. See
In the Matter of Frank Russell Investment Company, et al., Investment Company Act Release No. 21108
(June 2, 1995) (notice) and 21169 (June 28, 1995) (order) ("Prior Order"). Except for Portfolio
Management Agreements covered by the Prior Order, all Portfolio Management Agreements have been
approved by the shareholders of the applicable Fund in the manner required by section 15(a) of the Act
and rule 18f-2 thereunder.

of the Act ("ETFs"). Applicants note that the requested relief is substantially identical to

multimanager relief recently granted by the Commission to other ETFs. Applicants believe that

the requested relief is equally appropriate for ETFs as for mutual funds, and that the operations

of the Funds under the requested order address the concerns historically considered by the

Commission when granting identical relief to mutual funds. Applicants believe that similar to

shareholders of a mutual fund who may "vote with their feet" by redeeming their individual

shares at net asset value ("NAV") if they do not approve of a change in subadviser or

subadvisory agreement, shareholders of a Fund that is an ETF will be able to sell shares in the

secondary market at negotiated prices that usually closely track the relevant Fund's NAV if they

do not approve of a change. Applicants state that each Fund that is an ETF intends to ensure that

shareholders who purchase its shares in the secondary market receive a prospectus and all of the

information that would have been provided with a proxy statement, except for the modifications

discussed below, under the Modified Notice and Access Procedures and that Applicants'

prospectus delivery obligation is satisfied by relying on the same mechanisms currently used by

the Funds.

Applicants' Legal Analysis:

      1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any

person to act as an investment adviser to a registered investment company except pursuant to a

written contract that has been approved by a vote of a majority of the company's outstanding

voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series

investment company affected by a matter must approve the matter if the Act requires shareholder

approval.

2. Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.

3. Rule 20a-1 under the Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Securities Exchange Act of 1934 ("Exchange Act"). Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fees," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4. Regulation S-X sets forth the requirements for financial statements required to be included as part of investment company registration statements and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require that investment companies include in their financial statements information about investment advisory fees.

5. Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets the necessary standards for the reasons discussed below.

6. Applicants state that the shareholders expect the Adviser and the applicable Board to select the Money Managers for the Funds that they believe are best suited to achieve each

Fund's investment objective. Applicants assert that, from the perspective of the investor, the role

of the Money Managers with respect to the Funds is substantially equivalent to the role of a

traditional individual portfolio manager for a fund that does not employ a manager-of-managers

structure. In the absence of exemptive relief from Section 15(a) of the Act, when a new Money

Manager is proposed for retention by a Fund or a Trust on behalf of the Fund, shareholders

would be required to approve the Portfolio Management Agreement with that Money Manager.

Similarly, if an existing Portfolio Management Agreement were to be amended in any material

respect, approval by the shareholders of the Fund would be required. In addition, a Fund would

be prohibited from continuing to retain an existing Money Manager whose Portfolio

Management Agreement had been "assigned" as a result of a change of control of the Money

Manager unless shareholder approval had been obtained. Applicants state that obtaining

shareholder approval would be costly and slow, and potentially harmful to the Fund and its

shareholders. Applicants also note that the Advisory Agreement is and will remain fully subject

to the requirements of section 15(a) of the Act and rule 18f-2 under the Act, including the

requirement for shareholder voting.[6]

       7.   If a new Money Manager is hired, the Funds will inform shareholders of the

hiring of a new Money Manager pursuant to the following procedures ("Modified Notice and

Access Procedures"): (a) within 90 days after a new Money Manager is hired for any Fund, that

Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and

Multi-manager Information Statement;[7] and (b) the Fund will make the Multi-manager

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[6] In addition, any subadvisory agreement with any Affiliated Money Manager is subject to section 15(a) of the Act and rule 18f-2 under the Act.

[7] A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Money Manager; (b) inform shareholders that the Multi-manager

Information Statement available on the website identified in the Multi-manager Notice no later

than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information

Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.

In the circumstances described in the Application, a proxy solicitation to approve the

appointment of new Money Managers provides no more meaningful information to shareholders

than the proposed Multi-manager Information Statement.   Moreover, as indicated above, the

applicable Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940

Act before entering into or amending Portfolio Management Agreements.

8.   Applicants assert that many Money Managers use a "posted" rate schedule to set

their fees. Applicants state that while Money Managers are willing to negotiate fees lower than

those posted in the schedule, they are reluctant to do so where the fees are disclosed to other

prospective and existing customers. Applicants submit that the requested Aggregate Fee

Disclosure relief will allow an Adviser to negotiate more effectively with each Money Manager.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the

following conditions:

1.   Before a Fund may rely on the requested order, the operation of the Fund in the

manner described in the application will be approved by a majority of the Fund's outstanding

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Information Statement is available on a website; (c) provide the website address; (d) state the time period
during which the Multi-manager Information Statement will remain available on that website; (e) provide
instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the
shareholder that a paper or email copy of the Multi manager Information Statement may be obtained,
without charge, by contacting the Funds.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C
and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified
by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will
be filed electronically with the Commission via the EDGAR system.

voting securities, as defined in the Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.   Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to the application. Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure. The prospectus will prominently disclose that the applicable Adviser has ultimate responsibility (subject to oversight by the applicable Board) to oversee the Money Managers and recommend their hiring, termination, and replacement.

3.   Funds will inform shareholders of the hiring of a new Money Manager within 90 days after the hiring of the new Money Manager pursuant to the Modified Notice and Access Procedures.

4.   An Adviser will not enter into a Portfolio Management Agreement with any Affiliated Money Manager without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.   At all times, at least a majority of each Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   Whenever a money manager change is proposed for a Fund with an Affiliated Money Manager, the applicable Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the applicable Adviser or the Affiliated Money Manager derives an inappropriate advantage.

7.   Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then existing Independent Trustees.

8.   Each Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of such Adviser on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any money manager during the applicable quarter.

9.   Whenever a money manager is hired or terminated, the applicable Adviser will provide the applicable Board with information showing the expected impact on the profitability of such Adviser.

10.   Each Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund's assets, and, subject to review and approval of the Board, will: (a) set each Fund's overall investment strategies; (b) evaluate, select and recommend Money Managers to manage all or a part of each Fund's assets and/or provide model portfolios for the Funds; (c) in the case of Discretionary Money Managers, allocate and, when appropriate, reallocate each Fund's assets among one or more Money Managers; (d) monitor and evaluate the performance of Money Managers; and (e) implement procedures reasonably designed to ensure that the Money Managers comply with each Fund's investment objective, policies and restrictions.

11.   No trustee or officer of a Trust or the Funds, or director, manager or officer of an Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Money Manager, except for (a) ownership of interests in such Adviser or any entity that controls, is controlled by, or is under common control

with such Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Money Manager or an entity that controls, is controlled by or is under common control with a Money Manager.

12.   Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary